Exhibit 99.2

VOTE BY INTERNET - www.proxyvote.com
ATENTO S.A. 4 RUE LOU HEMMER L-1748 LUXEMBOURG FINDEL GRAND-DUCHY OF LUXEMBOURG RCS LUXEMBOURG B.185.761	Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 30, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 30, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E76558-P23666	KEEP THIS PORTION FOR YOUR RECORDS

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DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

  ATENTO S.A.

The Board of Directors recommends you vote FOR the following:		For	Against	Abstain

1.	Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;	☐	☐	☐

2.	Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;	☐	☐	☐

3.	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2018;	☐	☐	☐

4.	Allocation of the results for the financial year 2018;	☐	☐	☐

5.	Renewal of the mandate and re-election of the Class II director of the Company for the three year term ending at the Annual General Meeting of Shareholders in 2022;	☐	☐	☐

6.	Ratification of the resignation of Mr. Francisco Tosta Valim as director of the Company and appointment of Mr. Antonio Viana as new Class III director, co-opted by the board of directors on July 26, 2018;	☐	☐	☐

7.	Ratification of the resignations of Ms. Melissa Bethell and Mr. Devin O’Reilly as directors of the Company and appointment of Mr. David Danon and Mr. Charles Megaw as new Class III directors, co-opted by the board of directors on November 6, 2018;	☐	☐	☐

		For	Against	Abstain
8.

Ratification of the resignation of Ms. Marie Catherine Brunner as director of the Company and appointment of Mr. Vishal Jugdeb as new Class II director, co-opted by the board of directors on January 18, 2019;

		☐	☐	☐

9.	Ratification of the resignation of Mr. Alejandro Reynal as director of the Company as of February 28, 2019 and appointment of Mr. Carlos López-Abadía as new Class II director, co-opted by the board of directors as of January 28, 2019;	☐	☐	☐

10.	Discharge of liabilities granted to the directors of the Company in respect of the financial year 2018;	☐	☐	☐

11.	Renewal of the mandate of the independent auditor of the Company; and	☐	☐	☐

12.	Approval of fees and remuneration of members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, for the financial year ended on December 31, 2018 and for the financial year which will end on December 31, 2019 and related power granted to the Board of Directors to allocate such amounts between the directors of the Company.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement, Independent Auditor’s Report, Letter to Shareholders, Annual Report on Form 20-F and Financial Statements are available at www.proxyvote.com.

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E76559-P23666

ATENTO S.A.

Annual General Meeting of Shareholders

May 31, 2019 10:00 AM

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Sébastien Binard, Alice Yanni and Valentina d’Eufemia, or any of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, Central European Time on May 31, 2019, at the office of Arendt & Medernach SA, 41A Avenue JF Kennedy L-2082 Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side